

December 15, 2009

Mr. Richard Rychlik
Vice President and Principal Accounting Officer
PNG Ventures, Inc.
5310 Harvest Hill Rd., Suite 229
Dallas, Texas 75230

> **Re: PNG Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 20, 2009**
> **Response letter filed December 2, 2009**
> **File No. 000-29735**

Dear Mr. Rychlik:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation, page F-8

1.   Your response to prior comment six from our letter dated October 29, 2009 explains that you believe the purchase method of accounting for the Share Exchange Agreement with EBOF is appropriate, in part, because Castlerigg PNG Investments Ltd. (Castlerigg) obtained beneficial control of the 7,000,000 shares issued to EBOF. It remains unclear why Castlerigg obtaining control of the shares results in a business combination accounted for under the purchase method of accounting as contemplated in SFAS 141. Please provide us an analysis of this transaction using the guidance provided in SFAS 141 to support your conclusion that the application of the purchase method is appropriate.

2.   We also note from your response to prior comment six that "…all of the 7,000,000 Exchange Shares were ultimately issued to the former EBOF note

holders upon exercise of the exchange features embedded within such notes (and up to $70 million of the associated principal amount was extinguished)." Please clarify for us the timeline of events; specifically, if Castlerigg obtained beneficial control of the 7,000,000 shares issued by PNG as a result of exercising the exchange feature embedded within the notes (i.e. received the PNG shares after obtaining ELNG shares as a result of the exchange feature), or if the agreement to transfer the 7,000,000 shares to Castlerigg occurred prior to, and independent of, the share exchange feature embedded in the note.

Please also explain to us what percentage of ELNG shares Castlerigg obtained as a result of Castlerigg exercising the share exchange feature embedded in the notes.

Note 10 Litigation

Kelley, page F-18

3.   We note from the expanded disclosure in your Form 10-Q for the quarterly period ended September 30, 2009 that "…the Company established an accrued liability in its balance sheet to reflect an estimate of the potential settlement value of these discussions…" Please clarify for us how the "potential" settlement fits into the likelihood of loss definitions in paragraph three of SFAS 5 and clarify if this loss contingency meets both conditions in paragraph eight of SFAS 5 for recording an accrual.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief